September 17, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz

Re:	Gamida Cell Ltd.

Registration Statement on Form F-3

Filed September 13, 2021

File No. 333-259472

Acceleration Request

Requested Date: September 21, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-259472) (the “Registration Statement”), to become effective on September 21, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Dayne A. Brown of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Dayne A. Brown of Cooley LLP at (212) 479-6712.

[Signature page follows]

Very truly yours,

Gamida Cell Ltd.

By:	/s/Shai Lankry
Shai Lankry
Chief Financial Officer

cc:	Julian Adams, Gamida Cell Ltd.

Josh Patterson, Gamida Cell Ltd.

Divakar Gupta, Cooley LLP

Daniel Goldberg, Cooley LLP

Josh Kaufman, Cooley LLP

Dayne Brown, Cooley LLP

Shachar Hadar, Meitar | Law Offices